UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 9)*
Quantum Corporation
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
747906 20 4
(CUSIP Number)
ERIC SINGER
VIEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

CHRISTOPHER P. DAVIS, ESQ.
KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,407,865
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,407,865
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,407,865
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Opportunities Fund, LP - Series Two*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,413,191
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,413,191
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,413,191
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

* This Series Two is part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership.

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Special Opportunities Fund III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,710,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,710,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,710,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,821,056
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,821,056
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,821,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Special Opportunities GP III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,710,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,710,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,710,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,531,722
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,531,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,531,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 747906 20 4
1	NAME OF REPORTING PERSONS Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 29,531,722
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 29,531,722
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,531,722
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (the "Amendment No. 9"). This Amendment No. 9 amends the Schedule 13D as specifically set forth herein.
Item 2.	Security and Issuer.
Item 2 is hereby amended to add the following:
In connection with the Settlement Agreement defined and described in Item 4 below, Messrs. Fuller and Press  are no longer members of the Section 13(d) group and ceased to be Reporting Persons effective as of the date of the Settlement Agreement. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.
Item 4.	Purpose of Transaction.
Item 4  is hereby amended to add the following:
On March 2, 2017, VIEX Capital Advisors, LLC, and certain of its affiliates (collectively, "VIEX") entered into an agreement (the "Settlement Agreement") with the Issuer.
Pursuant to the Settlement Agreement, the Issuer's board of directors (the "Board") agreed to decrease the size of the Board from nine to seven following the Annual Meeting of Stockholders to be held on March 31, 2017 (the "Annual Meeting").  The Issuer and VIEX have agreed that the Issuer shall nominate the following individuals for election as directors at the Annual Meeting: Paul R. Auvil III, Gregg J. Powers, Clifford Press, Raghu Rau, Jon W. Gacek, David E. Roberson and John Mutch.  The parties have agreed that Mr. Auvil will serve as Chairman of the Board. The Issuer has also agreed that, until the Annual Meeting, Messrs. Rau and Mutch may attend meetings of the Board in a "board observer" capacity, subject to certain limitations. The Settlement Agreement further provides that VIEX will vote ratably all of the Shares that it beneficially owns for the election of each of the foregoing director nominees at the Annual Meeting.
As part of the settlement, the Issuer has agreed to form a Search Committee consisting of Messrs. Powers and Press. The Search Committee will engage Korn/Ferry International to assist the Issuer in recruiting and appointing three highly qualified new, independent directors to replace Messrs. Mutch, Gacek and Roberson following their election at the Annual Meeting.   The Search Committee will consult with Mr. Auvil throughout the process.  The Issuer and VIEX have agreed that the new independent directors shall (i) not have, and have not had in the past three (3) years, a professional or other material relationship with the Issuer, VIEX or any of their respective affiliates and their and their affiliates' respective directors, officers or managing members, (B) qualify as an "independent director" under applicable rules and regulations (with at least one new director who is qualified to serve as chair of the audit committee of the Board (the "Audit Committee") and one who is qualified to serve as a member of the Leadership and Compensation Committee (the "LCC"), and (C) have data storage expertise, with at least one new director having expertise in the cloud/software space. The Issuer has granted VIEX a right to approve or reject all candidates recommended by the Search Committee prior to such candidates being presented to the full Board (and VIEX has agreed not to unreasonably withhold its consent to the nomination of candidates recommended by the Search Committee). The Issuer has agreed to appoint two of the new independent directors within 60 days of the date of the Settlement Agreement and the third new independent director within 90 days of the date of the Settlement Agreement.

In accordance with the foregoing, each of Messrs. Mutch, Gacek and Roberson have executed letters of resignation from the Board that will become effective upon the appointment of the new directors, with Mr. Mutch's resignation to become effective upon the appointment of the first new director, Mr. Gacek's resignation to become effective upon the appointment of the second new director and Mr. Roberson's resignation to become effective upon the appointment of the third new director.  Mr. Gacek will continue as the Issuer's Chief Executive Officer following his resignation from the Board of Directors and Mr. Gacek has agreed to waive any claim under the Quantum Corporation Amended and Restated Change of Control Agreement dated as of December 3, 2015 (the "CoC Agreement") solely with respect to any claim or potential claim arising or that may be deemed to arise as a result of Mr. Gacek's resignation from the Board. In connection with the resignation of Mr. Roberson, the Board will appoint a qualified new director to fill the vacancies on the Audit Committee and the LCC.
In addition, if any of the VIEX nominees is unable to serve as a director, resigns as a director or is removed as a director prior to the Next Annual Meeting (defined below), other than as a result of the resignations described above, VIEX will have the ability to identify a replacement.
Pursuant to the Settlement Agreement, the Issuer has agreed to nominate Messrs. Auvil, Powers, Press and Rau (including any replacement directors) and the three new, independent directors who will replace Messrs. Mutch, Gacek and Roberson for election at the Next Annual Meeting of Stockholders to be held no later than August 31, 2017 (the "Next Annual Meeting"), unless (i) (A) the standstill period (described below) has terminated, and (B) VIEX is soliciting proxies with respect to the election of directors in opposition to the Issuer at the Next Annual Meeting or taking any action to support a solicitation of proxies with respect to the election of directors in opposition to the Issuer at the Next Annual Meeting, or (ii) the Termination Date (defined below) has occurred. If the standstill period remains in effect, VIEX has agreed that it will vote ratably all of the Shares that it beneficially owns for the election of each of the Issuer's director nominees at the Next Annual Meeting
 The right of VIEX under the Settlement Agreement to participate in the recommendation of replacement directors, should one of their nominees be unable to serve, and in the selection of new directors (each as described above) shall automatically terminate on the date that VIEX sells or transfers beneficial ownership of Shares such that VIEX's aggregate beneficial ownership of Shares decreases to less than one percent (1%) of the Issuer's then outstanding Shares (the "Termination Date").
The Settlement Agreement also provides that VIEX will be subject to certain standstill provisions. Such provisions generally remain in effect until the completion of the Next Annual Meeting, subject to earlier termination under certain circumstances. These provisions restrict VIEX's ability to engage in certain proxy solicitations, make certain stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board or seek to remove any of the Issuer's directors. The Issuer has agreed that it will accept stockholder nominations for director and proposals of business for the Next Annual Meeting until June 30, 2017.
The Issuer has also agreed to reimburse VIEX for its out-of-pocket fees and expenses (including legal expenses) incurred in connection with the nomination of candidates for director by VIEX, the preparation of proxy materials and other communications, the negotiation and execution of the Settlement Agreement and all other activities related thereto, up to a maximum of $350,000. Each of the parties to the Settlement Agreement has also agreed to mutual non-disparagement obligations.
The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) are hereby amended and restated to read as follows:
The aggregate percentage of Shares reported owned by each Reporting Person is based upon 271,322,956 Shares outstanding, which is the total number of Shares outstanding as of January 27, 2017 as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 3, 2017.
A. Series One
(a)            As of the date hereof, Series One beneficially owned 7,407,865 Shares.
Percentage: Approximately 2.7%
(b)           1.        Sole power to vote or direct vote: 0
2.        Shared power to vote or direct vote: 7,407,865
3.        Sole power to dispose or direct the disposition: 0
4.        Shared power to dispose or direct the disposition: 7,407,865
(c) Series One has not entered into any transactions during the past 60 days.
B. Series Two
(a)           As of the date hereof, Series Two beneficially owned 1,413,191 Shares.
Percentage: Less than 1%
(b)           1.         Sole power to vote or direct vote: 0
2.         Shared power to vote or direct vote: 1,413,191
3.         Sole power to dispose or direct the disposition: 0
4.         Shared power to dispose or direct the disposition: 1,413,191
(c) Series Two has not entered into any transactions during the past 60 days.

C. VSO III
(a)          As of the date hereof, VSO III beneficially owned 20,710,666 Shares.
Percentage: Approximately 7.6%
(b)           1.         Sole power to vote or direct vote: 0
2.         Shared power to vote or direct vote: 20,710,666
3.         Sole power to dispose or direct the disposition: 0
4.         Shared power to dispose or direct the disposition: 20,710,666
(c) VSO III has not entered into any transactions in the Shares during the past 60 days.
D. VIEX GP
(a) VIEX GP, as the general partner of Series One and Series Two, may be deemed the beneficial owner of the (i) 7,407,865 shares owned by Series One and (ii) 1,413,191 shares owned by Series Two.
Percentage: Approximately 3.3%
(b)           1.          Sole power to vote or direct vote: 0
2.          Shared power to vote or direct vote: 8,821,056
3.          Sole power to dispose or direct the disposition: 0
4.          Shared power to dispose or direct the disposition: 8,821,056
(c) VIEX GP has not entered into any transactions in the Shares during the past 60 days.
E. VSO GP III
(a) VSO GP III, as the general partner of VSO III, may be deemed the beneficial owner of the 20,710,666 shares owned by VSO III.
Percentage: Approximately 7.6%
(b)           1.          Sole power to vote or direct vote: 0
2.          Shared power to vote or direct vote: 20,710,666
3.          Sole power to dispose or direct the disposition: 0
4.          Shared power to dispose or direct the disposition: 20,710,666
(c) VSO GP III has not entered into any transactions in the Shares during the past 60 days.

F. VIEX Capital
(a) VIEX Capital, as the investment manager of Series One and Series Two, may be deemed the beneficial owner of the (i) 7,407,865 Shares owned by Series One, (ii) 1,413,191 Shares owned by Series Two and (iii) 20,710,666 owned by VSO III.
Percentage: Approximately 10.9%
(b)           1.           Sole power to vote or direct vote: 0
2.           Shared power to vote or direct vote: 29,531,722
3.           Sole power to dispose or direct the disposition: 0
4.           Shared power to dispose or direct the disposition: 29,531,722
(c) VIEX Capital has not entered into any transactions in the Shares during the past 60 days.
G. Eric Singer
(a) Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 7,407,865 Shares owned by Series One, (ii) 1,413,191 Shares owned by Series Two and (iii) 20,710,666 owned by VSO III.
Percentage: Approximately 10.9%
(b)           1.         Sole power to vote or direct vote: 0
2.         Shared power to vote or direct vote: 29,531,722
3.         Sole power to dispose or direct the disposition: 0
4.         Shared power to dispose or direct the disposition: 29,531,722
(c) Mr. Singer has not entered into any transactions in the Shares during the past 60 days.
Each of the Reporting Persons may be deemed to be a member of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons specifically disclaims beneficial ownership of shares of Common Stock that he or it does not directly own. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On March 2, 2017, VIEX and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.
On March 3, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following Exhibits:
Exhibit 99.1
Settlement Agreement by and among Quantum Corporation, VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX GP, LLC, VIEX Special Opportunities Fund III, LP, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated March 2, 2017 (incorporated herein by reference to Exhibit 10.1 of Quantum Corporation's Current Report on Form 8-K filed March 2, 2017) ( File No. 001-13449).

Exhibit 99.2
Joint Filing Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Opportunities Fund, LP – Series Two, VIEX GP, LLC, VIEX Special Opportunities Fund III, LP, VIEX Special Opportunities GP III, LLC, VIEX Capital Advisors, LLC and Eric Singer, dated March 3, 2017.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	March 3, 2017

VIEX Opportunities Fund, LP - Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Opportunities Fund, LP - Series Two

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund III, LP

By:	VIEX Special Opportunities GP III, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP III, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer Eric Singer